SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-1(a)

(Amendment No. 5)*

SPRINT CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

85207 U 10 5

(CUSIP Number)

Kenneth A. Siegel, Esq. Morrison & Foerster LLP Shin-Marunouchi Building, 29th Floor 5-1, Marunouchi 1-Chome Chiyoda-ku, Tokyo 100-6529 Japan 011-81-3-3214-6522	Robert S. Townsend, Esq. Morrison & Foerster LLP 425 Market Street San Francisco, CA 94105-2482 (415) 268-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 27, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(1)	Name of reporting person: SoftBank Corp.
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds: WC, BK(1)
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: Japan
Number of shares beneficially owned by each reporting person with	(7)	Sole voting Power: 0
	(8)	Shared voting Power: 3,185,469,378(1)(2)
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 3,185,469,378(1)(2)
(11)	Aggregate amount beneficially owned by each reporting person: 3,185,469,378(1)(2)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11): 79.99%(2)(3)
(14)	Type of reporting person: HC, CO

(1)	Such figure reflects (i) a reclassification exempt under Rule 16b-7 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in which Sprint Corporation (formerly known as “Starburst II, Inc.” and referred to herein as “New Sprint”) Class B Common Stock, par value $0.01 per share (“New Sprint Class B Common Stock”), held by Starburst I, Inc. (“Starburst I”) was reclassified into 3,076,525,523 shares of New Sprint common stock, par value $0.01 per share (the “New Sprint Common Stock”), (ii) the issuance by New Sprint to Starburst I of the New Sprint Warrant, dated July 10, 2013 (the “Warrant”), which is subject to anti-dilution adjustment, as described in the Warrant, and (iii) purchases of New Sprint Common Stock made in compliance with Rule 10b-18 (“Rule 10b-18”) under the Exchange Act (the “Rule 10b-18 Purchases”) by Galaxy Investment Holdings, Inc. (“Galaxy”).
(2)	As more fully described in the responses to Item 2 and Items 4 through 6 of this Schedule 13D, SoftBank Corp. (“SoftBank”), Starburst I and Galaxy (collectively, the “Reporting Persons”) may be deemed to be members of a “group” under Section 13(d) of the Exchange Act by virtue of SoftBank’s ownership of Starburst I and Galaxy, the Agreement and Plan of Merger, dated October 15, 2012, by and among Sprint Nextel Corporation (“Sprint Nextel”), SoftBank, Starburst I, New Sprint and Starburst III, Inc., as amended on November 29, 2012, April 12, 2013 and June 10, 2013 (as amended, the “Merger Agreement”), the Warrant and the Rule 10b-18 Purchases by Galaxy.
(3)	Percentage of class that may be deemed to be beneficially owned by SoftBank is based on the outstanding New Sprint Common Stock as set forth in New Sprint’s Quarterly Report on Form 10-Q, filed with the Commission on August 5, 2013 (and including shares of New Sprint Common Stock issuable upon exercise of the Warrant).

(1)	Name of reporting person: Starburst I, Inc.
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds: AF
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting Power: 0
	(8)	Shared voting Power: 3,131,105,447(1)(2)
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 3,131,105,447(1)(2)
(11)	Aggregate amount beneficially owned by each reporting person: 3,131,105,447(1)(2)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11): 78.63%(2)(3)
(14)	Type of reporting person: HC, CO

(1)	Such figure reflects (i) a reclassification exempt under Rule 16b-7 under the Exchange Act in which New Sprint Class B Common Stock held by Starburst I was reclassified into 3,076,525,523 shares of New Sprint Common Stock and (ii) the issuance of the Warrant, which is subject to anti-dilution adjustment, as described in the Warrant.
(2)	As more fully described in the responses to Item 2 and Items 4 through 6 of this Schedule 13D, the Reporting Persons may be deemed to be members of a “group” under Section 13(d) of the Exchange Act by virtue of SoftBank’s ownership of Starburst I and Galaxy, the Merger Agreement, the Warrant and the Rule 10b-18 Purchases by Galaxy. Starburst I expressly disclaims beneficial ownership with respect to the shares of New Sprint Common Stock deemed to be beneficially owned by SoftBank and Galaxy, except to the extent of Starburst I’s direct pecuniary interest in the shares of New Sprint Common Stock directly beneficially owned by Starburst I.
(3)	Percentage of class is based on the outstanding New Sprint Common Stock as set forth in New Sprint’s Quarterly Report on Form 10-Q, filed with the Commission on August 5, 2013 (and including shares of New Sprint Common Stock issuable upon exercise of the Warrant).

(1)	Name of reporting person: Galaxy Investment Holdings, Inc.
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds: AF
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting Power: 0
	(8)	Shared voting Power: 54,363,931(1)(2)
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 54,363,931(1)(2)
(11)	Aggregate amount beneficially owned by each reporting person: 54,363,931(1)(2)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11): 1.38%(2)(3)
(14)	Type of reporting person: HC, CO

(1)	Such figure reflects Rule 10b-18 Purchases made by Galaxy.
(2)	As more fully described in the responses to Item 2 and Items 4 through 6 of this Schedule 13D, the Reporting Persons may be deemed to be members of a “group” under Section 13(d) of the Exchange Act by virtue of SoftBank’s ownership of Starburst I, and Galaxy and the Rule 10b-18 Purchases by Galaxy. Galaxy expressly disclaims beneficial ownership with respect to the shares of New Sprint Common Stock deemed to be beneficially owned by SoftBank and Starburst I, except to the extent of Galaxy’s direct pecuniary interest in the shares of New Sprint Common Stock directly beneficially owned by Galaxy.
(3)	Percentage of class is based on the outstanding New Sprint Common Stock as set forth in New Sprint’s Quarterly Report on Form 10-Q, filed with the Commission on August 5, 2013.

EXPLANATORY NOTE

This Amendment No. 5 (this “Schedule 13D”) is being jointly filed on behalf of SoftBank Corp., a Japanese kabushiki kaisha (“SoftBank”), Starburst I, Inc., a Delaware corporation and wholly owned subsidiary of SoftBank (“Starburst I”) and Galaxy Investment Holdings, Inc., a Delaware corporation and wholly owned subsidiary of SoftBank (“Galaxy”, and together with SoftBank and Starburst I, the “Reporting Persons”, and each a “Reporting Person”) with respect to Sprint Corporation, a Delaware corporation (referred to herein as “New Sprint” or the “Issuer”). This Schedule 13D amends the Schedule 13D filed by SoftBank, Starburst I, New Sprint and Starburst III, Inc., a Kansas corporation (“Merger Sub”) on October 25, 2012, as amended on April 22, 2013 and June 11, 2013, as amended and restated on July 12, 2013, and as amended on August 6, 2013 (as amended and/or restated from time to time, the “Original 13D”), which relates to the common stock of New Sprint, par value $0.01 per share (the “New Sprint Common Stock”).

In connection with the completion of the Merger, as defined in the Agreement and Plan of Merger, dated October 15, 2012, by and among Sprint Nextel Corporation (“Sprint Nextel”), SoftBank, Starburst I, New Sprint, and Merger Sub, as amended on November 29, 2012, April 12, 2013 and June 10, 2013 (as amended, the “Merger Agreement”, which is incorporated by reference herein as Exhibits 99.2 through 99.5 and incorporated into Items 2 through 6 of this Schedule 13D by reference), Merger Sub was merged into Sprint Nextel, New Sprint became the parent company of Sprint Nextel, with Sprint Nextel becoming its wholly owned subsidiary, and Sprint Nextel changed its name to “Sprint Communications, Inc.” In connection with the Merger and by operation of Rule 12g-3(a) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), New Sprint is the successor issuer to Sprint Nextel and has succeeded to the attributes of Sprint Nextel, including Sprint Nextel’s Securities and Exchange Commission (the “Commission”) file number (001-04721). The New Sprint Common Stock is deemed to be registered under Section 12(b) of the Exchange Act, and New Sprint is subject to the informational requirements of the Exchange Act, and the rules and regulations promulgated thereunder, and files reports and other information with the Commission using the Commission file number previously used by Sprint Nextel.

This Schedule 13D is being filed to reflect purchases of New Sprint Common Stock by Galaxy pursuant to a Rule 10b-18 Purchase Agreement (the “Purchase Agreement”) entered into by and between Galaxy and J.P. Morgan Securities LLC (“JPMS”) on August 1, 2013, which is incorporated by reference herein as Exhibit 99.8. Pursuant to the Purchase Agreement, Galaxy, through JPMS, intends to acquire approximately 2% of the outstanding shares of New Sprint Common Stock in compliance with Rule 10b-18 of the Securities Exchange Act (such purchases, the “Rule 10b-18 Purchases”). The Rule 10b-18 Purchases are intended to increase SoftBank’s beneficial ownership in New Sprint to approximately 80% of the outstanding shares of New Sprint Common Stock (not including the shares of New Sprint Common Stock underlying the Warrant, as defined below).

Other than as set forth below, all Items in the Original 13D are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Original 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Original 13D is hereby amended and restated in its entirety to read as follows:

“The Reporting Persons own (directly or by being deemed a beneficial owner) the New Sprint Common Stock pursuant to (i) a reclassification exempt under Rule 16b-7 under the Exchange Act, in which New Sprint Class B Common Stock, par value $0.01 per share (the “New Sprint Class B Common Stock”), held by Starburst I was reclassified into 3,076,525,523 shares of New Sprint Common Stock, (ii) the issuance by New Sprint to Starburst I of the Warrant, which is subject to anti-dilution adjustment, as described in the Warrant and (iii) the Rule 10b-18 Purchases made by Galaxy.

SoftBank financed the acquisition of New Sprint Class B Common Stock by Starburst I through a combination of borrowings under a bridge loan agreement dated December 18, 2012 with Mizuho Corporate Bank, Ltd. (now Mizuho Bank, Ltd.), Sumitomo Mitsui Banking Corporation, The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Deutsche Bank AG, Tokyo Branch; proceeds from a global offering of senior U.S. dollar and euro notes on April 23, 2013; and proceeds from Japanese domestic offerings of yen-denominated unsecured corporate bonds on March 1, 2013, March 12, 2013 and June 20, 2013.

Pursuant to the Merger Agreement, no additional consideration was payable in connection with the issuance to Starburst I of the Warrant to purchase 54,579,924 shares of New Sprint Common Stock at a price of $5.25 per share. The Warrant is exercisable at any time until July 10, 2018.

Between August 1, 2013 and August 27, 2013, Galaxy purchased 54,363,931 shares of New Sprint Common Stock (the “Galaxy Shares”) pursuant to the Purchase Agreement, for an aggregate purchase price of $364,661,820.38, exclusive of any fees, commissions or other expenses. Galaxy’s Rule 10b-18 Purchases were financed from SoftBank’s general working capital.”

Item 4. Purpose of Transaction.

Item 4 of the Original 13D is hereby amended and restated in its entirety to read as follows:

“Purpose of the Transaction

SoftBank may be deemed a beneficial owner of the New Sprint Common Stock in connection with the Merger and the subsequent reclassification described in Item 3 to this Schedule 13D, the issuance of the Warrant, and, through Galaxy, the shares of New Sprint Common Stock acquired through the Rule 10b-18 Purchases. The Merger is intended to make Sprint a stronger, more competitive company that will deliver significant benefits to U.S. consumers based on SoftBank’s expertise in the deployment of next-generation wireless networks and track record of success in taking share in mature markets from larger telecommunications competitors.

Starburst I directly owns the New Sprint Common Stock in connection with the Merger and the subsequent reclassification described in Item 3 to this Schedule 13D, and may be deemed to beneficially own the shares of New Sprint Common Stock issuable upon exercise of the Warrant.

On August 1, 2013, Galaxy commenced making Rule 10b-18 Purchases pursuant to the Purchase Agreement. As of August 27, 2013, Galaxy had directly acquired 54,363,931 shares of New Sprint Common Stock, or approximately 1.38% of the outstanding shares of New Sprint Common Stock.

Plans or Proposals

The Reporting Persons, as stockholders in New Sprint, intend to review their investment in New Sprint and have discussions with representatives of New Sprint and/or other stockholders of New Sprint from time to time and, as a result thereof, may at any time and from time to time determine to take any available course of action and may take any steps to implement any such course of action. Such review, discussions, actions or steps may involve one or more of the types of transactions specified in clauses (a) through (j) of Item 4 of this Schedule 13D, including purchase or sale of New Sprint Common Stock, business combination or other extraordinary corporate transactions, sales or purchases of material assets, changes in the board of directors or management of New Sprint, changes to New Sprint’s business or corporate structure, shared service agreements, collaborations, joint ventures and other business arrangements between or involving SoftBank and New Sprint. Any action or actions the Reporting Persons might undertake in respect of the New Sprint Common Stock will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price level and liquidity of the New Sprint Common Stock; general market and economic conditions; ongoing evaluation of New Sprint’s business, financial condition, operations, prospects and strategic alternatives; the relative attractiveness of alternative business and investment opportunities; tax considerations; and other factors and future developments. Notwithstanding anything to the contrary herein, the Reporting Persons specifically reserve the right to change their intentions with respect to any or all of such matters.”

Item 5. Interest in Securities of the Issuer.

Item 5(a), (b) and (c) of the Original 13D are hereby amended and restated in their entirety to read as follows:

“(a)-(b) As of August 27, 2013, each Reporting Person may be deemed to have beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) and shared power to vote or direct the vote of up to the number of shares of New Sprint Common Stock set forth in the table below and may be deemed to constitute a “group” under Section 13(d) of the Act as described in Item 2 of this Schedule 13D, which is incorporated herein by reference.

Reporting Person	Shares of New Sprint Common Stock Such Reporting Person May Be Deemed to Beneficially Own	Percent of Voting Power of New Sprint Common Stock(1)
SoftBank Corp.(2)	3,185,469,378	79.99%
Starburst I, Inc.(3)	3,131,105,447	78.63%
Galaxy Investment Holdings, Inc.(4)	54,363,931	1.38%

(1)	The respective percentages of beneficial ownership are based on 3,927,408,000 shares of New Sprint Common Stock outstanding as set forth in New Sprint’s Quarterly Report on Form 10-Q, filed with the Commission on August 5, 2013 (and, as to SoftBank and Starburst I, including shares of New Sprint Common Stock issuable upon exercise of the Warrant).
(2)	Consists of 3,076,525,523 shares of New Sprint Common Stock held by Starburst I, 54,579,924 shares of New Sprint Common Stock underlying the Warrant (together, the “Starburst I Shares”), which may be exercised in whole or in part, at any time until July 10, 2018, and 54,363,931 shares of New Sprint Common Stock held by Galaxy.
(3)	Consists of 3,076,525,523 shares of New Sprint Common Stock and 54,579,924 shares of New Sprint Common Stock underlying the Warrant, which may be exercised in whole or in part, at any time until July 10, 2018. Starburst I expressly disclaims beneficial ownership with respect to the Galaxy Shares.

(4)	Galaxy expressly disclaims beneficial ownership with respect to the Starburst I Shares.

(c) The information contained in Items 3 and 4 to this Schedule 13D is herein incorporated by reference. In connection with closing of the Merger, all Sprint Nextel common stock and options to acquire Sprint Nextel common stock held by directors and executive officers of Sprint Nextel (immediately prior to the consummation of the Merger) were exchanged for Merger Consideration (as defined in the Merger Agreement) or options to purchase New Sprint Common Stock pursuant to the terms of the Merger Agreement.

The weighted average price per share, exclusive of any fees, commissions or other expenses for the Rule 10b-18 Purchases made between August 1, 2013 and August 27, 2013 are as set forth in the following table:

Purchase Date	Shares Purchased	Weighted Average Price per Share	Price Range for Shares Purchased
August 1, 2013	12,767,190	$6.31	$6.05 - $6.45
August 2, 2013	9,062,392	$6.61	$6.41 - $6.75
August 5, 2013	6,978,630	$6.76	$6.53 - $6.88
August 6, 2013	385,128	$6.90	$6.89 - $6.90
August 7, 2013	2,051,635	$6.84	$6.72 - $6.95
August 8, 2013	1,448,597	$6.92	$6.80 - $6.98
August 9, 2013	1,852,351	$7.04	$6.89 - $7.20
August 12, 2013	1,043,739	$7.12	$7.05 - $7.20
August 13, 2013	1,949,734	$7.01	$6.95 - $7.14
August 14, 2013	1,624,164	$7.01	$6.97 - $7.10
August 15, 2013	2,619,257	$6.96	$6.94 - $7.01
August 16, 2013	1,852,781	$6.96	$6.91 - $7.04
August 19, 2013	1,961,578	$6.89	$6.82 - $6.97
August 20, 2013	751,657	$6.95	$6.89 - $6.98
August 21, 2013	1,147,737	$6.94	$6.90 - $6.97
August 22, 2013	683,217	$6.95	$6.93 - $7.00
August 23, 2013	656,870	$6.94	$6.90 - $6.98
August 26, 2013	824,599	$6.93	$6.90 - $6.98
August 27, 2013	4,702,675	$6.80	$6.73 - $6.91

The Reporting Persons undertake to provide New Sprint, any stockholder of New Sprint, or the Staff of the Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this Item 5(c) to this Schedule 13D.

Except as set forth above or incorporated herein, none of (i) the Reporting Persons and, (ii) to the Reporting Persons knowledge, the persons set forth on Appendix A-1, A-2 or A-3 of this Schedule 13D has effected any transaction in New Sprint Common Stock during the past 60 days.”

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 28, 2013

SOFTBANK CORP.

By	/s/ Joshua O. Lubov
Name:	Joshua O. Lubov
Title:	Attorney-in-Fact

STARBURST I, INC.

By	/s/ Joshua O. Lubov
Name:	Joshua O. Lubov
Title:	Attorney-in-Fact

GALAXY INVESTMENT HOLDINGS, INC.

By	/s/ Joshua O. Lubov
Name:	Joshua O. Lubov
Title:	Attorney-in-Fact

EXHIBIT INDEX

Exhibit	Description

99.1	Joint Filing Agreement, dated as of August 5, 2013, by and between SoftBank Corp., Starburst I, Inc. and Galaxy Investment Holdings, Inc. (included as Exhibit 99.1 to Amendment No. 4 of Schedule 13D of Sprint Corporation filed by SoftBank Corp., Starburst I, Inc. and Galaxy Investment Holdings, Inc. August 6, 2013 and incorporated herein by reference).

99.2	Agreement and Plan of Merger, dated as of October 15, 2012, by and among Sprint Nextel Corporation, SoftBank Corp., Starburst I, Inc., Sprint Corporation (then known as “Starburst II, Inc.”) and Starburst III, Inc. (included as part of Annex A beginning on page Annex A-1 to the Proxy Statement-Prospectus of Sprint Corporation filed May 1, 2013 and incorporated herein by reference) (File No. 333-186448).

99.3	First Amendment to Agreement and Plan of Merger, dated as of October 15, 2012, entered into as of November 29, 2012, by and among Sprint Nextel Corporation, SoftBank Corp., Starburst I, Inc., Sprint Corporation (then known as “Starburst II, Inc.”) and Starburst III, Inc. (included as part of Annex A beginning on page Annex A-132 to the Proxy Statement-Prospectus of Sprint Corporation filed May 1, 2013 and incorporated herein by reference) (File No. 333-186448).

99.4	Second Amendment to Agreement and Plan of Merger, dated as of October 15, 2012, entered into as of April 12, 2013, by and among Sprint Nextel Corporation, SoftBank Corp., Starburst I, Inc., Sprint Corporation (then known as “Starburst II, Inc.”) and Starburst III, Inc. (included as part of Annex A beginning on page Annex A-134 to the Proxy Statement-Prospectus of Sprint Corporation filed May 1, 2013 and incorporated herein by reference) (File No. 333-186448).

99.5	Third Amendment to Agreement and Plan of Merger, dated as of October 15, 2012, entered into as of June 10, 2013, by and among Sprint Nextel Corporation, SoftBank Corp., Starburst I, Inc., Sprint Corporation (then known as “Starburst II, Inc.”) and Starburst III, Inc. (incorporated herein by reference to Exhibit 2.1 of Sprint Corporation’s Current Report on Form 8-K filed June 11, 2013) (File No. 333-186448).

99.6	Warrant Agreement for Sprint Corporation Common Stock, dated as of July 10, 2013 (incorporated herein by reference to Exhibit 10.6 of Sprint Corporation’s Current Report on Form 8-K filed July 11, 2013) (File No. 001-04721).

99.7	Amended and Restated Certificate of Incorporation of Sprint Corporation (incorporated herein by reference to Exhibit 3.1 of Sprint Corporation’s Current Report on Form 8-K filed July 11, 2013) (File No. 001-04721).

99.8	10b-18 Purchase Agreement, dated as of August 1, 2013, by and between Galaxy Investment Holdings, Inc. and J.P. Morgan Securities LLC. (included as Exhibit 99.8 to Amendment No. 4 of Schedule 13D of Sprint Corporation filed by SoftBank Corp., Starburst I, Inc. and Galaxy Investment Holdings, Inc. August 6, 2013 and incorporated herein by reference).

99.9	Power of Attorney, dated as of August 5, 2013, executed by Masayoshi Son. (included as Exhibit 99.9 to Amendment No. 4 of Schedule 13D of Sprint Corporation filed by SoftBank Corp., Starburst I, Inc. and Galaxy Investment Holdings, Inc. August 6, 2013 and incorporated herein by reference).

99.10	Power of Attorney, dated as of August 5, 2013, executed by Ronald D. Fisher. (included as Exhibit 99.10 to Amendment No. 4 of Schedule 13D of Sprint Corporation filed by SoftBank Corp., Starburst I, Inc. and Galaxy Investment Holdings, Inc. August 6, 2013 and incorporated herein by reference).

99.11	Power of Attorney, dated as of August 5, 2013, executed by Katsumasa Niki. (included as Exhibit 99.11 to Amendment No. 4 of Schedule 13D of Sprint Corporation filed by SoftBank Corp., Starburst I, Inc. and Galaxy Investment Holdings, Inc. August 6, 2013 and incorporated herein by reference).